UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number:   001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

4000, 585 – 8th Avenue S.W.

Calgary, Alberta, Canada T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                     Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-261207) of Pembina Pipeline Corporation.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice of Meeting and Management Information Circular for Annual Meeting of Shareholders, to be held on May 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2023.

PEMBINA PIPELINE CORPORATION

By:	/s/ Janet C. Loduca
Name:	Janet C. Loduca
Title:	Senior Vice President, External Affairs & Chief Legal and Sustainability Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Meeting and Management Information Circular for Annual Meeting of Shareholders, to be held on May 5, 2023